July 22, 2020

United States Securities and Exchange Commission
Division of Corporate Finance	via EDGAR Correspondence
100 F Street NE
Washington, D.C. 20549

Attention:	Paul Cline and Robert Telewicz

RE:	Dakota Real Estate Investment Trust
Offering Statement on Form 1-A
SEC File No. 024-11244

Clearance Declaration Request

Dear Mr. Cline and Mr. Telewicz:

Dakota Real Estate Investment Trust (“Dakota REIT”) requests that the Securities and Exchange Commission (the “SEC”) take such action as is necessary to declare the above referenced Offering Statement qualified at noon Central Time on July 24, 2020.

In your Division’s letter dated July 17, 2020, Dakota REIT was requested: (i) to provide confirmation of one state having qualified or registered the offering; and (ii) to have FINRA advise you that it has no objections to the compensation arrangements should the offering contemplated by the Offering Statement be subject to FINRA review. Please be advised that: (i) Dakota REIT is relying upon exemptions from registration under applicable state securities regulations with respect to offerings of securities to existing shareholders; and (ii) as the offering to existing shareholders of shares in lieu of payment of cash distributions under the Dakota REIT Distribution Reinvestment Plan, no FINRA members are engaged to solicit participation in such plan and no compensation will be paid with respect to issuance of shares under such plan.

Dakota REIT acknowledges that:

●	Should the Offering Statement be declared qualified, such will not foreclose the SEC from taking any action with respect to the Offering Statement;

●	The declaration of the Offering Statement as qualified does not relieve Dakota REIT from its responsibilities for the adequacy and accuracy of the disclosures contained in the Offering Circular included in the Offering Statement; and

●	Dakota REIT may not assert the lack of further comment by SEC staff on the Offering Statement or the declaration of qualification of the Offering Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dakota REIT undertakes to offer and issue shares contemplated by the Offering Statement only in such states where such offering and sale are registered or qualified under applicable state securities laws. Dakota REIT requests that it be notified of the requested qualification by telephone call or email to its legal counsel, Randy Sparling at (612) 373-8425 and rsparling@felhaber.com.

Very truly yours,

Dakota Real Estate Trust, Inc.

/s/ George Gaukler
George Gaukler
President and Chief Executive Officer

3003 32nd Ave. S. Fargo, ND 58103 / Phone 701-239-6879 / Fax 701-239-3317